Airspray®

PRESS RELEASE

Alkmaar, May 11, 2006

Airspray reports on 2006 EGM/AGM

At the EGM/AGM held today in Alkmaar, the Netherlands, Airspray's shareholders meeting resolved the following:

- **the adoption of the 2005 annual accounts;**
- **the granting of discharge to the Supervisory Board and the Management Board for 2005;**
- **the amendment of the articles of association, subject to the Offer being declared unconditional;**
- **the appointment of Mr. M. Petitjean and Mr. J.C.E.M. Vissers as members of the Supervisory Board, subject to the Offer being declared unconditional;**
- **the appointment of Mr. E.I.M. van der Heijden as member of the Management Board, subject to the Offer being declared unconditional;**
- **the authorization of the Management Board to re-purchase the priority share held by the Stichting Prioriteit Airspray, subject to the Offer being declared unconditional; and**
- **the re-appointment of KPMG as auditor for 2006.**

Mr. J. van der Schaaff will resign as member of the Management Board as of 1 June 2006 and pursuant to Airspray's articles of association, Mr. J.I J. van Duyn has resigned as member of the Supervisory Board as of 11 May 2006. Subject to Rexam's Offer being declared unconditional, Mr. C.A.M. Busch will resign as member of the Supervisory Board as of the date of the settlement of the Offer.

The presentation to the General Meeting of Shareholders and the biographies of the appointed members to the Supervisory Board and Management Board are available on the website of Airspray (www.airspray.biz).

This announcement is a public announcement as meant within section 9b paragraph 1 of the Dutch Securities Supervision Decree (Besluit toezicht effectenverkeer 1995).

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Procter & Gamble, Unilever, Wella, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 147 people. Airspray is a 'technology-driven' enterprise. During its 21 year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

For more information please contact:

Airspray N.V.

Mr. Robert F. Brands, CEO

Telephone: + 31 72 541 46 66

www.airspray.biz

File No. 82-34700

Airspray®

PRESS RELEASE

Alkmaar, May 11, 2006

Airspray: Good First Quarter

Airspray has completed a good first quarter. Growth in the first quarter was in line with the forecast and expectations shared during the presentation of the 2005 annual results. Airspray maintains the volume- and net profit growth expectation of at least 10% for the full year 2006.

First quarter review

All key markets including Europe and the United States experienced a good start of the year. Compared to the first quarter 2005, most volume growth was realized in the tabletop foamers, both the T1 and WRT4 versions, primarily for the hand soap segment. Despite some lighter sales following retail stock and launch volumes of some large introductions from last year, growth was still solid due to other account growth and followers in the market.

In April the first commercial samples of the 2cc Symplicity lotion pump and Ez*i* foamer were shown and well received at the Cosmoprof show in Bologna Italy. Airspray expects to launch these products late 2006.

Given the demand and strong order book, Airspray expects a good second quarter resulting in solid volume growth for the first half of 2006. Management maintains its expectation of at least 10% volume and net profit growth for 2006.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Procter & Gamble, Unilever, Wella, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 147 people. Airspray is a 'technology-driven' enterprise. During its 21 year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

For more information please contact:

Airspray N.V.

Mr. Robert F. Brands, CEO

Telephone: + 31 72 541 46 66

www.airspray.biz